JAWS Spitfire Acquisition Corporation

1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

September 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Kauten

Re:	JAWS Spitfire Acquisition Corporation Registration Statement on Form S-4
File No. 333-256057

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JAWS Spitfire Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on September 8, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Matthew Walters
Matthew Walters
Chief Executive Officer and Director